Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF OCTOBER 30, 2017

DATE, TIME AND PLACE: On October 30, 2017, at 17:00 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and State of São Paulo.

CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal.

QUORUM: Majority of the members, with the Directors stating their positions as permitted by the provision in item 6.7.1 of the Corporate Bylaws.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1. Opening the meeting, the Directors examined the financial statements for the period from January to September 2017, which were the subject of: (i) a favorable opinion of the Fiscal Council; and (ii) an unqualified report from the independent auditors.

Following due consideration, the Directors concluded as to the accuracy of all the examined documents, unanimously approving them and authorizing their publication through submission to the Brazilian Securities and Exchange Commission - CVM, B3 S.A. - Brasil, Bolsa, Balcão, SEC - U.S. Securities and Exchange Commission and NYSE - New York Stock Exchange (the latter two both in the USA).

2. Subsequently, the Directors resolved to remove executive officer Marcelo Kopel, who ceases to perform his duties as of this date.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), October 30, 2017. (aa) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Alfredo Egydio Setubal, Amos Genish, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, and Ricardo Villela Marino – Directors.

ALEXSANDRO BROEDEL LOPES

Investor Relations Officer